FIRST TRUST SENIOR FLOATING RATE 2022 TARGET TERM FUND
                             120 EAST LIBERTY DRIVE
                            WHEATON, ILLINOIS 60187


                               December 19, 2016


Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:       First Trust Senior Floating Rate 2022 Target Term Fund
                     (Registration Nos. 333-214125 and 811-23199)
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Dear Ms. Rossotto:

      The undersigned, First Trust Senior Floating Rate 2022 Target Term Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on December 21, 2016, or as soon thereafter as practicable.

                                          Very truly yours,

                                          First Trust Senior Floating Rate 2022
                                               Target Term Fund

                                          By: /s/ W. Scott Jardine
                                              ---------------------------------
                                                  W. Scott Jardine